NEWS RELEASE

Endeavour Reports Record Silver Production In Q1, 2007,
Up 63% To 491,000 oz

Vancouver, Canada – April 25, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) today reported record quarterly production totalling 490,986 oz silver and 1020 oz gold (541,986 oz Ag equivalents) in the 1st Quarter, 2007 from its Guanacevi Mines project located in Durango, Mexico.

Silver production jumped 63% in Q1, 2007 compared to 300,872 oz in Q1, 2006 and rose 33% compared to the 369,295 oz produced in Q4, 2006. Endeavour’s silver production is also 10% ahead of schedule to meet the Company’s 2007 production forecast of 2.6 million oz silver from the Guanacevi Mines.

The increased level of silver production at Guanacevi can be attributed largely to a sharply higher plant throughput of 531 tpd in Q1, 2007, up 42% over Q4, 2006 and 93% over Q1, 2006, notwithstanding the lack of availability of the newly installed ball mill until late March. Plant throughput should rise to 800 tpd in 2007 and reach its existing capacity of 1200 tpd in 2009.

A total of 47,781 tonnes of ore were processed through the plant in Q1, 2007 at average grades of 427 gpt silver and 0.88 gpt gold (13.7 oz per ton Ag equivalents), as shown in the following table. The Porvenir mine delivered 34,454 tonnes of ore and the plant stockpiles contributed 13,327 tonnes of ore to the Guanacevi plant in Q1, 2007.

Comparative Table of Guanacevi Mines Operations
	Plant	Grade	Grade	Produced	Produced	Recovery	Recovery
Period	T’put(t)	Ag(gpt)	Au(gpt)	Ag (oz)	Au (oz)	Ag(%)	Au(%)

Q1, 2006	24,805	479	0.95	300,872	605	77.4	79.5

Q2, 2006	27,585	492	1.18	350,087	858	80.3	82.2

Q3, 2006	31,201	404	0.73	332,407	599	82.0	81.8

Q4, 2006	33,664	434	0.80	369,295	431	78.7	50.0

Q1, 2007	47,781	427	0.88	490,986	1020	74.8	75.1

Q1/07:Q1/06	+93%	-11%	-7%	+63%	+69%	-3%	-5%

Q1/07:Q4/06	+42%	-2%	+10%	+33%	+137%	-5%	+50%

Plant recoveries averaged 74.8% for silver and 75.1% for gold, slightly lower than anticipated due to inefficiencies related to the increased plant throughput. However, Endeavour anticipates recoveries will rebound to the +80% level this year as plant productivity improves due to the capital improvements now underway at the plant.

The new ball mill was fully commissioned in late March, and additional plant improvements including Merrill-Crowe and silver refining circuits should be completed in Q2, 2007. Endeavour’s mine and plant capital projects at Guanacevi for 2007 are well underway, including:

  New mine camp and kitchen – nearing completion
  Underground equipment maintenance shop
  Underground pump station
  Drive new ramp connecting Porvenir mine to Santa Cruz mine
  Widen Santa Cruz Mine level #6 access to Alex Breccia zone

  Re-commission new ball mill - completed
  Expand plant electrical substation
  Install agitation tank aeration units
  Build new Merrill Crowe and silver refining circuits
  Upgrade tailing dams and ponds

The Company recorded another safe quarter with no lost-time accidents. Planning is now underway for the installation of new tailings facilities and the eventual de-commissioning and permanent reclamation of the old tailings. A total of 412 personnel are currently working onsite at Guanacevi in order to complete the capital projects as soon as possible.

Additional silver production in 2007 is expected to commence from the new Bolanitos Mines project after the closing of this acquisition next week. Endeavour’s operating team is currently assessing its exploration, development and production plans for Bolanitos and the 2007 forecast will be released later in the 2nd quarter.

Godfrey Walton, President and COO, commented, “Endeavour posted another record quarter in Q1, 2007 thanks to the dedication and hard work of our operations management and employees in Mexico. Our transition from contract mining to employee mining was seamless and the new ball mill at the plant is now running smoothly, notwithstanding the challenges we faced during the re-commissioning period. We anticipate further production increases throughout the year as the plant capital improvements are completed and plant throughput continues to climb.”

Godfrey Walton, M.Sc., P.Geo., is the Qualified Person responsible for reviewing all of the operating data for the Guanacevi Mines Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results from the mine and plant. All samples are assayed at the Guanacevi plant, and selected rejects, pulps, blanks and duplicates are delivered to the BSI Inspectorate sample prep lab in Durango for check assays. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines project in the state of Durango coupled with the Company’s aggressive exploration and acquisition programs should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.

Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.